SUCCESS HOLDING GROUP INTERNATIONAL INC.

531 Airport North Office Park

Fort Wayne, Indiana

(260) 490-9990

March 3, 2015

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jay Webb

Re:

Success Holding Group International, Inc.

Form 10-K for Fiscal Year Ended February 28, 2014

Filed June 13, 2014

Form 8-K dated August 15, 2014

Filed on September 26, 2014

File No. 333-188563

Form 10-Q for Quarterly Period Ended November 30, 2014

Filed January 8, 2014

File No. 000-55313

Dear Mr. Webb:

Success Holding Group International, Inc. (the “Company”) hereby submits a response to comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff letter, dated January 29, 2015, addressed to the Company’s Chief Financial Officer, Brian Kistler with respect to the Company’s filings with the Commission referenced above.

As discussed on the call with the Staff, the Company changed its year end to December 31 and is in the process of preparing and auditing its financial statements for the transitional report on Form 10-K (“Form 10-K”). The Company is endeavoring to complete and file the transitional report on Form 10-K on or about March 7, 2015, which report will include audited consolidated financial statements for the Company. Further, the Company also expects to then be in a position to provide a complete response to the Staff’s comments (the “Comments”) upon completion and filing of the Form 10-K.

Notwithstanding the foregoing, to the extent the Company is currently in a position to respond to the Staff’s comments, set forth below are such responses, including the manner in which the Company will comply with the Staff’s comments. The Company has replied below on a comment by comment basis, with each response following a repetition of the Comment to which it applies. The responses to the Comments are numbered to relate to the corresponding Comments in the Staff’s letter.

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Form 10-K for Fiscal Year Ended February 28, 2014

Cover Page

1.

We note that on the cover page of your Form 10-K, you indicated by check mark that you were a shell company. Additionally, we note that on the Form 8-K filed on June 24, 2014, you reported a change in control, and on a Form 8-K filed on September 26, 2014, you reported the completion of two acquisitions, which, we note, appear to have had the effect of causing you to cease being a shell company. As it appears that you have not filed the disclosure required by Form 8-K, please file this information promptly. For guidance, please refer to Item 5.01(a)(8) of Form 8-K and Section II.D.3 of Exchange Act Release No. 34-52038 (August 22, 2005).

Response: On the cover page of the Company’s Form 10-K and at the time of the change of control, prior management indicated that the Company was a shell company. Subsequent to the change of control transaction on June 13, 2014, as reported on the Company’s Form 8-K filed on June 24, 2014, the current management started to organically build the Company’s business. At the time of their respective acquisitions, as reported on the Company’s Form 8-K filed on September 26, 2014, neither Success Entertainment Group Inc. ("SEG") nor Celebrity Enterprise Co., Ltd, ("CEC") constituted a business for the following reasons:

(1)	Neither SEG or CEC had any historical revenue-producing activity before the transaction; and

(2)	Neither SEG or CEC had any of the following attributes prior to the transaction:

(i)	Physical facilities,

(ii)	Employee base,

(iii)	Market distribution system,

(iv)	Sales force,

(v)	Customer base,

(vi)	Operating rights,

(vii)	Production techniques, or

(viii)	Trade names.

SEG was formed on January 6, 2014 and CEC was formed on February 11, 2014. All of the revenues and all of the additional attributes, which began to, and currently consist of, the business and operations of CEC relating to speaking engagements and motivational seminars and the business and operations of SEG relating to production and marketing of inspirational short internet videos, commenced in August 2104 and September 2014, respectively. As a result, as of July 8, 2014, the filing date of the Form 10-Q for the quarter ended May 31, 2014, the Company was no longer a shell company as defined in Rule 12b-2. In conclusion, we respectfully submit that the Company is not required to file Form 10 information in connection with the change in control transaction and/or the acquisitions of SEG and CEC. We also note that audited historical consolidated financial information regarding the Company and its subsidiaries will be filed in the transition report on Form 10-K for the year ended December 31, 2104, which report is endeavoring to complete on or about March 7, 2015.

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2.

We note that the Form 8-K filed on June 23, 2014 indicates that the date of the agreement by which Success Holding Group Corp. acquired a controlling interest in Macco International Corp. was April 23, 2014. It appears you were required to disclose your entry into this change in control agreement in your Form 10-K that was filed on June 13, 2014, the same date that the change in control was effected. Please advise.

Response: The Company acknowledges the Staff’s comment. The Form 10-K was prepared by prior management and the current management had no involvement in such filing. The Company undertakes that, to the extent applicable, it will include the disclosure regarding its entry into the change in control agreement in its future filings under the Securities Exchange Act of 1934, as amended (“Exchange Act”).

Item 9A(T) Controls and Procedures, page 17

3.

We note your disclosures here regarding your evaluation of your internal control over financial reporting, but we do not see where you have provided the required disclosures regarding your evaluation of your disclosure controls and procedures. Please amend the filing to also report management’s assessment and conclusion as to the effectiveness of the company’s disclosure control and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Response: The current management was not elected as members of the Board of Directors or appointed as executive officers of the Company until June 13, 2014 and, as such, did not conduct an evaluation of the Company's internal control over financial reporting procedures. Therefore, the management believes it is not in a position to assess and provide a conclusion as to the effectiveness of the Company's disclosure control and procedures for the fiscal year ended February 28, 2014. The Company undertakes to include the required disclosures regarding the management’s evaluation of its disclosure controls and procedures in its future filings under the Exchange Act, to the extent applicable.

4.

We see that management determined that there were control deficiencies that constituted material weaknesses and therefore concluded that its internal control over financial reporting was not effective as of February 28, 2014. Please revise future filings, including any amendment to this filing, to explain what actions management is taking to mitigate these material weaknesses.

Response: The Company will disclose the actions management is taking to mitigate the material weaknesses in its internal control in its future filings, to the extent applicable.

5.

Also, we note that Management’s Annual Report on Internal Control Over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control – Integrated Framework that was used to perform your assessment – i.e., whether the 1992 Framework or the Updated Framework issued in 2013 was used. In future filings, including any amendments to this filing, please identify the version of the COSO Integrated Framework you used in the assessment. Please refer to Item 308(a)(2) of Regulation S-K.

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Response: In future filings, the Company will identify the framework used by management and include any amendments to this filing.

Security Ownership of Certain Beneficial Owners, page 20

6.

In future filings, please expand the appropriate section or sections of your disclosure to describe the relationships among you, Success Holding Group Inc. (Cayman Islands), Success Holding Group Corp. USA, Success Prime Corp. (Taiwan), Success Entertainment Group Inc., and the chairman of your board of directors, Steve Chen. Also identify the individual or individuals who have or share investment control over the shares held by Success Holding Group Corp. USA.

Response: In future filings, the Company will include disclosures to describe the relationships among the Company, SEG, Success Holding Group Corp. USA, Success Prime Corp. (Taiwan), Success Entertainment Group Inc., and the chairman of the Company’s Board of Directors, Steve Chen as well as the individual or individuals who have or share investment control over the shares held by Success Holding Group Corp. USA.

Form 10-Q for the Quarterly Period Ended November 30, 2014

7.

We note your disclosure on the cover page that you have registered a class of common stock under Section 12(g) of the Exchange Act. It does not appear that you are eligible to file a Form 8-A to register a class of securities under Section 12 given the operation of Section 15(d) to suspend automatically, as of the first day of your current fiscal year, your obligation to file periodic reports under Section 15(d) if you had under 300 shareholders of record on that date. In this regard, we note your disclosure on page 3 of your Form 10-K that on February 28, 2014 you had 29 holders of record. If you wish to register the class of common stock under Section 12(g), please file a registration statement on Form 10.

Response: The Company acknowledges the Staff’s comment and will remove such disclosure from its future filings, as appropriate.

Consolidated Balance Sheets, page 4

8.

Please tell us the name of the company from which you derived the comparative February 28, 2014 balance sheet. It appears to be the balance sheet of Macco International Corporation. If so, tell us why you believe that is the appropriate comparative balance sheet to include in the filing.

Response: The comparative February 28, 2014 balance sheet is the historical balance sheet of Maaco International Corp.

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We used the historical balance sheet of Macco international Corporation as the comparative balance sheet because none of the companies that the Company had acquired as of the end of the Quarterly Period Ended November 30, 2014 constituted a business and we did not believe that reverse merger accounting was appropriate. We identified Success Holding Group International Inc (F/K/A Macco International Corporation) as the “acquirer” after consideration of factors in ASC 850-10-55-12. The considerations are as follows.

•

After the acquisitions, the original shareholders of Success Holding Group International Inc (F/K/A Macco International Corporation) still retained a larger portion of voting rights in the combined entity.

•

After the acquisitions, Success Holding Group International Inc (F/K/A Macco International Corporation) is the combining entity whose shareholders have the ability to elect, appoint or to remove a majority of the members of the governing body of the combined entity.

•	After the acquisitions, Success Holding Group International Inc (F/K/A Macco International Corporation) is the combining entity whose former management dominates the management of the combined entity.

Since we determined that Success Holding Group International Inc. (F/K/A Macco International Corporation) was the acquirer, we believed that its February 28, 2014 balance sheet was the appropriate comparative balance sheet to be included in the filing.

Consolidated Statement of Operations, page 5

9.

Please revise this Statement as well as other disclosures throughout your future filings to present basic and diluted earnings (loss) per common share amounts rounded to the nearest cent in order not to imply a greater degree of precision than exists.

Response: The Company will amend the Statement as requested and throughout its future filings, the Company will present basic and diluted earnings (loss) per common share amounts rounded to the nearest cent.

Notes to Consolidated Financial Statements, page 8

Note 1 – Organization and Description of Business, page 8

10.

We see disclosures in this Note that on September 3, 2014 you acquired 50,000,000 ordinary shares of Success Drink Group thus making Success Drink Group your wholly-owned subsidiary. We also see disclosures in Note 10 that on November 10, 2014, you entered into a definitive agreement, which was consummated on December 5, 2014, to acquire 55% of Launch TV Network Company in exchange for 500,000 of your common shares. Please provide us with your calculations of the significance tests outlined at Rule 8-04(b) of Regulation S-X for each of the referenced acquisitions. File under Form 8-K any historical and pro forms financial statements required by Rule 8-04 and Rule 8-05, respectively, of Regulation S-X as a result of the acquisitions.

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Response: Success Drink Group had been formed by the Company on September 3, 2014 for the purpose of creating a subsidiary – holding company structure. Following the formation of this company, the Company was issued 50,000,000 ordinary shares of this company, thus making it a wholly-owned subsidiary of the Company. Regarding the Launch TV acquisition, we applied the Skadden Test.

•	Investment Test: The total purchase price of the target / The acquiror’s pre-acquisition consolidated total assets;

•	Assets Test: The target’s consolidated total assets/ The acquiror’s pre-acquisition consolidated total assets

•

Income Test: The target’s consolidated income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle and exclusive of any amounts attributable to any non-controlling interest (“pre-tax income”) / The acquiror’s pre-acquisition consolidated pre-tax income.

All three of the tests were performed, and the significance level of the target was based on the highest percentage calculated by the three tests. We did not file audited financial statements with the 8-K as the transaction was consummated on December 5, 2014 after the 10-Q for the period ending November 30, 2014.

With the fact that we had changed our fiscal year to December 31 and that we would be preparing audited financial statements for the period ending less than 30 days after consummation we felt that December 31, 2014 would be the correct period to file in a consolidated 10-K for the entire company which includes an audit of Launch TV from inception through December 31, 2014,

11.	In a related matter, please revise future filings to include all disclosures required by FASB ASC 805 for each of the acquisitions referenced above.

Response: The Company will revise future filings to clarify the nature and focus of its business operations.

Note 2 – Summary of Significant Accounting Policies, page 8

Revenue Recognition, page 10

12.

It appears you generated revenues from seminars during the period and plan to generate revenues from the production and distribution of internet movies as well as video advertisement cooperation. Please revise future filings to expand your revenue recognition policy disclosures to include specific detailed disclosures as to your policies for each type of transaction that results or will result in your recognition of revenues. Also, consider disclosing the specific U.S. GAAP that supports the revised revenue recognition policies you disclose.

Response: The Company will revise future filings to expand the revenue recognition policy disclosures to include specific detailed disclosures as to its policies for each type of transaction that results or will result in its recognition of revenues and the specific U.S. GAAP that supports the revised revenue recognition policies the Company discloses.

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Film Costs, page 10

13.

We see that you have over $1.3 million in net Firm Costs recorded in your November 30, 2014 Consolidated Balance Sheets. Please revise future filings to disclose how you assess such costs for impairment. Also, consider disclosing the specific U.S. GAAP that supports your accounting policies for the recognition and valuation of assets related to film costs.

Response: The Company will revise future filings to disclose how it assesses costs for impairment and the specific U.S. GAAP that supports its accounting policies for the recognition and valuation of assets related to film costs.

Current Business Operations, page 15

14.

Please revise future filings to clarify and the nature and focus of your business operations. In this regard, we note your statement in the penultimate paragraph on page 15 that you are currently seeking and identifying private and public companies in Asia as acquisition and merger candidates, including businesses involved in “internet of things,” alternative energy technology, internet and logistics. However, in the following paragraph you state that your “current focus and operations is the internet movie business in China,” and on pages 18 and 19 you disclose that your revenues of over $12 million were generated from conducting seminars.

Response: The Company will revise future filings to clarify the nature and focus of its business operations.

Form 8-K dated August 15, 2014 filed on September 26, 2014

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

15.

We see that on August 28, 2014, in exchange for good and valuable consideration, your Board of Directors authorized the acquisition by the company of 60,000,000 ordinary shares of Success Entertainment Group Inc. (SEG), which represented all the total issued and outstanding ordinary shares of SEG. Please address the following with respect to the referenced transaction:

•	tell us the nature and amount of the consideration exchanged for the 60 million shares of SEG;

•	provide us with your analysis under the guidance of FASB ASC 805-10-55 paragraphs 12 and 13 or other authoritative U.S. GAAP in evaluating the appropriate accounting treatment for the transaction and

•	tell us how the SEG transaction is reflected in your August 31 and November 30, 2014 financial statements.

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Response: As noted in response to Comment 1 above, at the time of the acquisition of Success Entertainment Group Inc. ("SEG"), SEG did not constitute a business. Rather, SEG had been formed for the purpose of creating a subsidiary – holding company structure once the principals had achieved their objective of obtaining control of a publicly-held parent company. Following the completion of the change in control transaction of the Company and certain other actions, such as the change of name, forward split and the addition of a director, the ownership of SEG was transferred to the Company by the principals for no additional consideration. The Company will provide a complete response to this Comment, including the requested analysis and accounting treatment, after filing of the transition report on Form 10-K.

16.

In a related matter, if you do not believe reverse merger/recapitalization accounting is appropriate for the SEG transaction, please explain to us why you were not required by Rule 8-04 and Rule 8-05 of Regulation S-X to file under Form 8-K any historical and pro forma financial statements of SEG as a result of the transaction.

Response: The Company does not believe that reverse merger/recapitalization accounting is appropriate for the SEG transaction. As noted in response to Comment 1 above, at the time of the acquisition of SEG, SEG did not constitute a business, and subsequent to such acquisition, the current management started to organically build the Company’s business. The Company will provide a complete response to this Comment after filing of the transition report on Form 10-K.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Richard Friedman at (212) 930-9700.

Very truly yours,

Success Holding Group International, Inc.

By:	/s/ Brian Kistler
Brian Kistler, CFO

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